Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD’S KEY ASSETS DELIVER STRONG PERFORMANCE AND TONGON GETS BACK TO WORK

London, 6 November 2018 - Increased output at Randgold Resources’ other operations offset the impact of the strike at Tongon and kept the group’s gold production of 308 628 ounces in line with that of the previous quarter.

Q3 results published today also show a 16% improvement in group total cash cost per ounce at $586, a 25% increase in profit of $73.2 million and cash on hand rising by 8% to $654 million.

Chief executive Mark Bristow said considering that Tongon only returned to normal in the last month of the quarter, this was an exceptional performance, highlighted by Kibali posting another set of record results, and moving further ahead of plan, while Loulo-Gounkoto also delivered increases across the board.

“With the pushback for the new Gounkoto super pit now well underway, this quarter’s results set up well for a strong finish to the year,” Bristow said.

“Meanwhile we continue to invest in our future. The Massawa project in Senegal has started a public participation process as part of its feasibility study and we’re moving ahead with the feasibility studies for Loulo 3 and Kalimva-Ikama at Kibali. Brownfields exploration at Loulo-Gounkoto and Kibali is confirming that we should be able to sustain our 10-year business plan by replacing depleted reserves with ounces of the same quality. Underground extension drilling at Yalea and Kibali has returned strong results and ongoing work along the Badenou structure is showing opportunities for adding ounces at Tongon.”

During the quarter the Dow Jones Sustainability Index announced that Randgold had been included in its index of top sustainability performers. Randgold has been a constituent of the FTSE4Good Index for the past four years. Also in this period, Morila’s pioneering agribusiness project, designed to replace mining with a sustainable source of economic activity after the mine’s closure, received the Malian government’s official approval. Bristow said these developments demonstrated the company’s commitment to improving the welfare of its host country’s stakeholders.

Randgold’s shareholders will vote tomorrow on its all-share merger with Barrick Gold Corporation. Bristow, who will be the president and chief executive of the proposed new company, said it would be focused on leveraging the combined strengths of Barrick and Randgold to become the leading gold investment vehicle and deliver long term value to all stakeholders.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2018

Randgold Resources Limited (‘Randgold’) had 94.5 million shares in issue as at 30 September 2018.

HEADLINES

* PROPOSED BARRICK MERGER TO CREATE NEW MINING CHAMPION

* GROUP GOLD PRODUCTION 308 628OZ

* KIBALI POSTS ANOTHER RECORD QUARTER

* GROUP TOTAL CASH COST PER OUNCE DOWN 16%

* PROFIT UP 25%

1

* CASH ON HAND UP 8% TO $654 MILLION

Key Performance Indicators

* Proposed Barrick merger to create new mining champion

* Group gold production in line with Q2 despite impact of Tongon industrial action

* Group total cash cost per ounce down 16% quarter on quarter

* Profit for the period up 25% quarter on quarter

* Cash on hand increased by 8% from Q2 to $654 million

* Kibali posts another record quarter and moves further ahead of plan

* Solid performance by Loulo-Gounkoto with increases across the board

* Tongon operations back to normal after lockout

* Morila agripole project endorsed by government

* Massawa starts public participation process as part of feasibility study

* Strong results from Yalea and Kibali underground extension drilling

* Preliminary economic assessments highlight potential for new satellite operations at Loulo and Kibali

* Ongoing work along Badenou structure shows potential to add ounces at Tongon

SUMMARISED FINANCIAL INFORMATION

$000	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Average gold price received ($/oz)	1 209	1 299	1 281	1 279	1 251
Gold sales[1]	374 225	411 513	387 776	1 177 552	1 219 516
Total cash costs[1]	181 556	220 958	201 890	614 394	602 057
Profit from mining activity[1]	192 669	190 555	185 886	563 158	617 459
Exploration and corporate expenditure	11 309	14 949	11 882	42 060	35 613
Profit for the period	73 152	58 372	60 248	198 044	247 960
Profit attributable to equity shareholders	61 416	51 973	48 709	170 926	202 558
Net cash generated from operations	84 823	95 544	118 945	242 570	384 402
Cash and cash equivalents[2]	653 533	603 673	621 576	653 533	621 576
Gold on hand at period end[3]	14 476	16 383	29 891	14 476	29 891
Group production (oz)	308 628	313 302	310 618	908 820	974 404
Group sales[1] (oz)	309 579	316 804	302 620	920 811	974 739
Group total cash cost per ounce[1] ($)	586	697	667	667	618
Group cash operating cost per ounce[1] ($)	520	636	602	603	554
Basic earnings per share ($)	0.65	0.55	0.52	1.81	2.15

1	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
2	Cash and cash equivalents excludes $18.2 million at 30 September 2018 ($8.6 million at 30 June 2018 and $12.3 million at 30 September 2017) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
3	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $374.2 million decreased by 9% from $411.5 million in the previous quarter as a result of significantly decreased ounces sold at Tongon, on the back of industrial action, and a lower average gold price received during the quarter, partially offset by increases in ounces sold at the Loulo-Gounkoto complex, Kibali and Morila. Group sales for the quarter of 309 579oz dropped by 2% from the previous quarter. The average gold price received of $1 209/oz decreased by 7% quarter on quarter (Q2 2018: $1 299/oz). Gold sales were 3% lower than the corresponding quarter of 2017, reflecting the 6% decrease in the average gold price received (Q3 2017: $1 281/oz) offset by a 2% increase in ounces sold.

Total cash costs for the quarter of $181.6 million were down 18% from the prior quarter (Q2 2018: $221.0 million) and by 10% from the corresponding quarter of 2017 (Q3 2017: $201.9 million). Industrial action at Tongon during the quarter resulted in a cessation of operations for a period of approximately eight weeks resulting in lower total cash costs for the quarter. Improved unit costs, particularly in mining, at the Loulo-Gounkoto complex and Kibali also drove costs down.

2

Total cash cost per ounce of $586 decreased by 16% quarter on quarter (Q2 2018: $697/oz) and by 12% against the corresponding quarter in 2017 (Q3 2017: $667/oz). The decrease was driven by the improved cost management highlighted earlier and increased ounces sold at Loulo-Gounkoto, Morila and Kibali, resulting from an increase in head grade milled at Loulo-Gounkoto and Kibali and increased thoughput at Kibali. This was partially offset by the increased total cash costs per ounce at Tongon, on the back of reduced production and ounces sold due to the industrial action.

Profit from mining increased slightly from the previous quarter to $192.7 million (Q2 2018: $190.6 million) and by 4% on the corresponding quarter of 2017 (Q3 2017: $185.9 million). The increase from the prior quarter and the corresponding quarter of 2017 reflects the increase in production and decreased costs as explained above, partially offset by the lower average gold price received.

Exploration and corporate expenditure of $11.3 million decreased by 24% quarter on quarter (Q2 2018: $14.9 million) and was down 5% from the corresponding quarter in 2017 (Q3 2017: $11.9 million). The decrease quarter on quarter reflects a reduction in general corporate expenditure and decreased greenfields exploration expenditure due to the decrease in fieldwork during the annual rainy season in West Africa.

Depreciation and amortisation of $43.2 million decreased by 15% from the previous quarter (Q2 2018: $50.9 million) and by 14% from the corresponding quarter of 2017 (Q3 2017: $50.5 million). The decrease in both cases primarily relates to significantly lower throughput at Tongon, as well as a slight decrease in throughput at Loulo offset but slightly higher throughput at Gounkoto.

Other income in the quarter of $6.2 million increased from the previous quarter (Q2 2018: $3.0 million) and against the corresponding quarter of 2017 (Q3 2017: $3.6 million). Management fees for Kibali and Morila, were in line with the previous quarter and the corresponding quarter of the prior year. A net operational foreign exchange gain of $2.7 million is included in other income during the current quarter, compared to a loss in the previous quarter of $11.4 million included in other expenses and a gain of $2.3 million in the corresponding quarter of 2017, included in other income. These gains and losses arise largely from the translation of balances denominated in currencies such as CFA, euro and South African rand to the US dollar rate, especially in relation to value added tax (TVA) receivables and prepaid balances, as well as settlement of invoices in currencies other than the US dollar and reflects the movements in these currencies and the timing of payments during the respective quarter.

Other expenses in the quarter were $10.2 million compared to $11.4 million in the previous quarter (Q3 2017: nil). During the quarter $9.8 million of costs has been classified as other expenses, relating to ongoing costs attributable to the period without associated revenue at Tongon due to the illegal industrial action, and these costs have been excluded from non-GAAP measures relating to cash costs per ounce. As noted earlier, other expenses in the previous quarter included net operational foreign exchange losses.

Share of profits from equity accounted joint ventures was $28.3 million and increased by 35% on the previous quarter’s profit of $20.9 million and increased by 310% against the profit of $6.9 million in the corresponding quarter of 2017.

Kibali’s share of equity accounted joint venture profits was $30.0 million in the current quarter compared to a profit of $22.0 million in the previous quarter and a profit of $6.0 million in Q3 2017. Profit from mining (attributable) for Kibali was $70.1 million for Q3 2018 compared to a profit of $59.8 million in Q2 2018 and a profit of $33.3 million in Q3 2017, reflecting higher gold sales, higher grade and lower cash costs in the current quarter.

The share of profits from the Kibali joint venture is stated after depreciation of $38.5 million (Q2 2018: $38.1 million; and Q3 2017: $31.8 million), foreign exchange losses of $0.5 million (Q2 2018: $0.3 million; and Q3 2017: $2.2 million), and a tax charge of $3.7 million (Q2 2018: $1.0 million charge; Q3 2017: $6.2 million credit) related to a deferred tax asset associated with tax losses/allowances carried forward. The movement in the tax charge in the current quarter was a result of the decrease in the deferred tax asset associated with tax losses/allowances carried forward. The foreign exchange losses incurred are the result of the continued depreciation in the Congolese franc compared to the US dollar and the conversion of TVA balances owed to Kibali which are denominated in Congolese franc.

Morila’s share of equity accounted joint venture profits increased slightly from a loss of $1.0 million in Q2 2018 to a loss of $1.8 million in Q3 2018 and compared to a profit in Q3 2017 of $0.7 million. Profit from mining (attributable) for Morila was $0.6 million for Q3 2018 compared to a profit of $1.1 million in Q2 2018 and a profit of $1.6 million in Q3 2017, reflecting higher gold sales offset by lower gold price received and higher input costs in the current quarter.

3

Income tax expense of $18.9 million during the quarter increased by 18% from the charge in the previous quarter (Q2 2018: $16.0 million) and decreased by 48% from the corresponding quarter of 2017 (Q3 2017: $36.5 million). The increase quarter on quarter is as a result of a withholding tax charge of $15.7 million incurred during the quarter on the payment of the annual Tongon dividend, offset by a tax credit at Tongon resulting from the loss incurred in the quarter and a credit to tax at Gounkoto during the quarter in relation to the corporate tax reduction received from the Malian Government on 31 July 2018. Gounkoto was granted a 50% corporate tax reduction over a four year period, effective from 1 January 2018 until 31 December 2021, to support the development of a super pit at the mine. The agreement, which reduces the corporate tax rate, is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The impact of the reduced tax rate resulted in the application of an effective 15% tax for the current year and reversal of the previous tax charge on profits of 30%, including associated reversals of the additional charges recorded in the current year relating to deferred tax adjustments. The decrease on the corresponding quarter in 2017 is mainly due to losses incurred at Tongon during the current quarter, offset by the increase in the withholding tax charge (Q3 2017: $10.9 million) incurred during the quarter.

Profit for the quarter of $73.2 million was up 25% from the previous quarter (Q2 2018: $58.4 million) and up 22% from the corresponding quarter of 2017 (Q3 2017: $60.2 million). The movement quarter on quarter reflects the increase in profit from mining, the increase in the share of profits of equity accounted joint ventures and the decrease in depreciation and other charges during the quarter as explained earlier.

Basic earnings per share increased by 18% to $0.65 quarter on quarter (Q2 2018: $0.55) and by 25% compared to Q3 2017 (Q3 2017: $0.52), reflecting higher profits.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 174 018oz (Loulo 106 022oz and Gounkoto 67 997oz). The increase of 16% compared to the previous quarter (Q2 2018: 150 117oz) was due to the higher grade (21%) partially offset by the lower throughput and lower recovery. The total cash cost per ounce of $577/oz (Q2 2018: $691/oz) was 16% lower, on the back of the increased gold production.

Sustainability

The complex continued contributing to community development with $1.1 million spent on the construction of 10 drinking boreholes for communities, support to the local authorities with the construction of 12 houses for the villages’ chiefs and support to agriculture with donation of seeds and fertilizers to local farmers. Concurrent rehabilitation programmes resulted in the rehabilitation of 156ha with more than 26 439 trees planted. Both mines remain ISO 14001 certified.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Mining
Tonnes mined (000)	10 228	9 326	9 780	29 359	25 836
Ore tonnes mined (000)	1 978	1 583	976	5 039	3 898
Milling
Tonnes processed (000)	1 290	1 317	1 265	3 881	3 651
Head grade milled (g/t)	4.6	3.8	4.6	4.0	5.1
Recovery (%)	92.0	92.9	92.2	92.7	92.3
Ounces produced	174 018	150 117	172 350	468 191	552 807
Ounces sold	177 264	153 747	169 989	475 701	548 942
Average price received ($/oz)	1 209	1 303	1 285	1 276	1 254
Cash operating costs[1] ($/oz)	505	613	515	573	449
Total cash costs[1] ($/oz)	577	691	592	649	525
Gold on hand at period end[2] ($000)	5 526	9 878	11 669	5 526	11 669
Profit from mining activity[1] ($000)	111 887	94 055	117 804	298 147	400 706
Gold sales[1] ($000)	214 232	200 317	218 357	607 096	688 640

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

One Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of 0.67 per million hours worked versus an LTIFR of 0.66 per million hours worked in the previous quarter. No major environmental incident occurred during the quarter.

4

On a standalone basis, Loulo produced 106 022oz of gold (Q2 2018: 101 075oz), an increase of 5% on the prior quarter, with total cash cost per ounce down by 10% at $595/oz (Q2 2018: $664/oz). The increase in production was mainly due to the 29% higher head grade milled, partially offset by lower throughput and recovery, which also resulted in the lower total cash cost per ounce.

Profit from mining of $66.2 million was slightly higher than the previous quarter as a result of the higher production at lower cost of production offset by 7% lower average gold price received.

Capital expenditure

Total capital expenditure for Q3 was $22.0 million and mainly related to the underground development ($15.6 million) and ongoing surface and exploration capital ($4.8 million). Ongoing surface and exploration capital included drilling at Yalea, Gara South and Baboto ($2.7 million), the western wall extension on the tailings storage facility (TSF) ($0.7 million) and brownfields exploration capital expenditure ($0.4 million). Underground capital was focused on development at Yalea ($6.3 million) and Gara ($4.0 million) and other capital expenditure at Gara ($4.7 million) including the purchase of mining equipment ($2.9 million) and an expansion on the underground workshop and service area ($1.1 million).

LOULO STANDALONE RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Mining
Tonnes mined (000)	737	1 132	682	2 866	2 003
Ore tonnes mined (000)	729	878	674	2 353	1 976
Milling
Tonnes processed (000)	673	821	678	2 133	1 920
Head grade milled (g/t)	5.3	4.1	5.6	4.5	6.0
Recovery (%)	91.9	92.9	92.2	92.7	92.3
Ounces produced	106 022	101 075	112 578	284 395	341 885
Ounces sold	108 014	102 703	111 873	289 069	339 039
Average price received ($/oz)	1 208	1 304	1 284	1 275	1 256
Cash operating costs[1] ($/oz)	523	586	457	573	441
Total cash costs[1] ($/oz)	595	664	534	650	516
Gold on hand at period end[2] ($000)	3 359	6 028	7 133	3 359	7 133
Profit from mining activity[1] ($000)	66 190	65 756	83 916	180 919	250 686
Gold sales[1] ($000)	130 489	133 935	143 610	368 674	425 727

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Both Yalea and Gara delivered improved tonnages and ounces in the quarter. Ore development has been prioritised during the quarter to maintain plant throughput.

The mine experienced some equipment shortages during the quarter as well as being impacted by unplanned power outages, which have subsequently been resolved.

Development in Yalea South Lower has started, which is expected to improve ongoing flexibility. The development of an underground workshop, to minimise the downtime on breakdowns, has also commenced. The paste bypass hole to Yalea South Lower was completed during the quarter. Reaming of the second ventilation raise, to improve the ventilation conditions in Yalea South Lower, commenced during the quarter.

LOULO UNDERGROUND RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
YALEA
Ore tonnes mined	402 592	371 248	371 972	1 135 123	1 119 130
Development metres	1 359	1 112	1 381	3 945	4 873
GARA
Ore tonnes mined	326 650	276 508	302 030	886 886	857 002
Development metres	1 210	1 504	1 835	4 280	5 718

5

Loulo 3 scoping study

A preliminary economic estimate was completed on the potential of Loulo 3 into an expanded open pit and underground project. Drilling beneath the Loulo 3 pit has focused on the high grade shoot within the MZ2 structure below the southern portion of the pit. The Loulo 3 open pit pushback forms part of the existing Loulo ore reserves, whilst 32% of the underground mineralisation has been drilled to a level that would support inferred mineral resources. The remaining 68% of the underground mineralisation has been defined by a phase of exploration drilling, confirming the continuity of mineralisation. Resource definition drilling is currently underway targeting conversion of this material to an appropriate level for mineral resources by the end of year. For the purposes of the economic assessment, the unclassified material has been included in the evaluation for scoping purposes. Composite metallurgical samples from 32 drill intersections returned an average leach recovery of 85%.

A preliminary economic assessment has been run on the material within the $1 000/oz whittle pit shell combined with the conceptual underground.

PRELIMINARY ECONOMIC ASSESSMENT

Open pit ore mined	1.6Mt at 5.5g/t for 290koz
Open pit waste tonnes	42Mt
Strip ratio	25:1
Underground ore tonnes	2.1Mt at 7.5g/t for 510koz
Recovery	85%
Recovered ounces	668koz
Open pit mining cost	$3.71/t mined
Underground mining cost	$65/t mined
Processing cost	$19/t milled
G&A cost	$8.40/t
Capital	$31.3 million

A financial model using a range of gold prices from $1 000/oz with a 6% royalty and 30% corporate tax rate demonstrated positive cash flows.

Drilling will continue in 2018 with intention to convert project material to at least inferred resource by year end and then continued infill drill and completion of prefeasibility in 2019.

This scoping study is based on low-level technical and economic assessments, and is insufficient to support estimation of ore reserves or to provide assurance of an economic development case at this stage, or to provide certainty that the conclusions of the scoping study will be realised.

GOUNKOTO

No LTI was recorded during the quarter with an LTIFR of zero per million hours worked, the same in the previous quarter. No major environmental incident occurred during the quarter.

On a standalone basis, Gounkoto produced 67 997oz of gold (Q2 2018: 49 042oz) at a total cash cost per ounce of $549/oz (Q2 2018: $746/oz). The 39% increase in production was mainly due to a 12% improvement in grade as well as higher throughput, partially offset by slightly lower recovery. Total cash cost per ounce decreased by 26% compared to the previous quarter on the back of the higher production and lower strip ratio resulting in a lower mining cost.

Profit from mining for the quarter of $45.7 million increased significantly from the previous quarter (Q2 2018: $28.3 million) on the back of increased volumes mined at improved grade and lower cost of production, partially offset by the lower average gold price received.

Capital expenditure

Total capital expenditure for Q3 was $0.4 million, primarily relating to site infrastructure development in relation to the super pit.

6

GOUNKOTO STANDALONE RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Mining
Tonnes mined (000)	9 491	8 193	9 098	26 493	23 833
Ore tonnes mined (000)	1 248	705	302	2 686	1 922
Milling
Tonnes processed (000)	617	497	587	1 748	1 731
Head grade milled (g/t)	3.7	3.3	3.4	3.5	4.1
Recovery (%)	92.0	92.9	92.3	92.7	92.4
Ounces produced	67 997	49 042	59 773	183 796	210 922
Ounces sold	69 251	51 044	58 116	186 632	209 903
Average price received ($/oz)	1 209	1 300	1 286	1 277	1 253
Cash operating costs[1] ($/oz)	477	668	626	573	463
Total cash costs[1] ($/oz)	549	746	703	649	538
Gold on hand at period end[2] ($000)	2 167	3 850	4 536	2 167	4 536
Profit from mining activity[1] ($000)	45 697	28 299	33 889	117 229	150 020
Gold sales[1] ($000)	83 743	66 382	74 747	238 421	262 913

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period

MORILA

No LTI was recorded in the quarter with an LTIFR of zero (Q2 2018: zero). No major environmental incident occurred during the quarter.

Gold production amounted to 18 738oz, an increase of 5% on the previous quarter (Q2 2018: 17 856oz), with an improved grade and recovery on the back of a higher proportion of open pit material fed, partially offset by slightly lower throughout.

Total cash cost per ounce for the quarter was $1 130/oz and increased by 2% on the previous quarter (Q2 2018: $1 109/oz) as result of higher mining cost and lower throughout.

The TSF decapping operation has continued through the wet season and a total of 2 068kt of waste material was hydrosluiced to the pit (Q2 2018: 2 110kt).

Sustainability

During the quarter, the mine received the endorsement from the government for its pioneering agribusiness project and the official launch ceremony was held on site on 8 October. The agricultural firm, Songhai, has been deployed at Morila to assist with the development of the existing agricultural initiatives and is showing good results.

Capital expenditure

No capital expenditure was recorded during the quarter.

MORILA RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Mining
Tonnes mined (000)	1 552	1 454	569	4 305	569
Ore tonnes mined (000)	313	161	62	697	62
TSF material processed (000)	854	1 173	1 345	3 021	4 261
Milling
Tonnes processed (000)	1 174	1 334	1 415	3 762	4 331
Head grade milled (g/t)	0.7	0.6	0.5	0.6	0.5
Recovery (%)	75.6	70.6	64.7	72.6	61.2
Ounces produced	18 738	17 856	15 959	54 851	45 585
Ounces sold	20 656	15 777	14 901	57 784	45 090
Average price received ($/oz)	1 206	1 281	1 295	1 272	1 267
Cash operating costs[1] ($/oz)	1 058	1 033	952	989	929
Total cash costs[1] ($/oz)	1 130	1 109	1 029	1 065	1 006
Profit from mining activity[1] ($000)	1 560	2 724	3 962	11 958	11 804
Attributable (40%)
Gold sales[1] ($000)	9 965	8 086	7 720	29 399	22 858
Ounces produced	7 495	7 142	6 384	21 940	18 234
Ounces sold	8 262	6 311	5 960	23 114	18 036
Profit from mining activity[1] ($000)	624	1 090	1 585	4 783	4 722
Gold on hand at period end[2] ($000)	606	1 546	1 054	606	1 054

7

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

No LTIs occurred in Q3 with an LTIFR of zero (Q2 2018: zero). No major environmental incident occurred during Q3 2018.

Tongon produced 26 068oz of gold in Q3 2018, down 60% from the previous quarter (Q2 2018: 65 259oz) as a result of illegal industrial action taken by the workforce causing a cessation of operations from 13 July to 4 September.

Throughput into the mills decreased by 58% from Q2 due to a low plant runtime of 36% (Q2 2018: 82%) stemming from the industrial action. Head grade milled of 2.3g/t was marginally down from the previous quarter. Recovery was 81.7% in Q3, down 3% from the previous quarter as a further consequence of the work stoppages which impacted the effective operation of the plant.

The mine restarted production on 5 September at a reduced rate, ramping up in the first week while attending to care and maintenance items.

Profit from mining activity decreased 78% to $7.2 million in Q3 2018 compared to the previous quarter, primarily due to a 62% reduction of ounces sold. Gold sales during the quarter were also impacted by the 6% lower average gold price received of $1 206/oz. During the quarter $9.8 million of costs has been classified as other expenses, relating to ongoing costs during the period without associated revenue.

TONGON RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Mining
Tonnes mined (000)	2 903	5 470	6 779	11 758	18 100
Ore tonnes mined (000)	365	931	860	1 857	3 110
Milling
Tonnes processed (000)	431	1 019	1 062	2 340	3 221
Head grade milled (g/t)	2.3	2.4	2.3	2.4	2.4
Recovery (%)	81.7	84.1	83.6	83.9	83.9
Ounces produced	26 068	65 259	66 811	149 482	211 291
Ounces sold	24 319	64 682	62 001	149 613	209 726
Average price received ($/oz)	1 206	1 288	1 286	1 293	1 254
Cash operating costs[1] ($/oz)	874	753	761	765	645
Total cash costs[1] ($/oz)	911	791	800	804	683
Gold on hand at period end[2] ($000)	2 760	720	9 836	2 760	9 836
Profit from mining activity[1] ($000)	7 191	32 160	30 158	73 160	119 737
Gold sales[1] ($000)	29 334	83 342	79 735	193 408	262 958

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period

Sustainability

Tongon continued with its community social responsibility programmes during the quarter, with the emphasis on education projects. Education projects included building four classrooms at the Korhogo Secondary School as an initiative to boost the quality of the education, the recognition of the best students in the community and rewarding them with much needed study materials and support. Tongon has started to support secondary education, on top of its foundational pillar of primary education.

8

The first construction phase of the Tongon Village water tower and supply system has been completed. The mine has partnered with government to start the second phase of the water supply project entailing the distribution of water from the water tower to the community households.

The agribusiness project for Q3 focused mainly on maize farming with 500ha cultivated. Harvest is expected at 3t/ha in Q4.

Capital expenditure

Total capital expenditure for Q3 was $1.1 million (Q2 2018: $1.6 million) and mainly related to fleet rebuild activities ($0.5 million), TSF standby pipeline installation ($0.2 million) and mine wide fire mitigation ($0.1 million).

KIBALI

Kibali recorded one LTI for the quarter, with a LTIFR of 0.31, compared to zero LTIs in Q2. No major environmental incident occurred during Q3 2018.

Kibali produced 224 549oz of gold in Q3, up 11% from last quarter and 55% from the same period in 2017. Underground mining and the shaft delivered to design, and together with continued improvements in throughput and recovery, this resulted in record production. Total cash cost per ounce decreased by 22% to $507/oz, reflecting the benefits from improved grade as well as the lower costs from underground owner mining and power delivery from the newly commissioned Azambi hydropower station.

Profit from mining activity increased by 17% to $155.9 million quarter on quarter, reflecting the improved gold sales and lower unit operating costs, partially offset by the lower average gold price received.

Sustainability

Kibali spent $0.4 million on community development projects during the quarter, including a summer soccer clinic for 300 young learners, an artisan skills training centre in Watsa, a library in Aru and training to improve the business skills of women in the community. A water reticulation system was also commissioned, providing potable water to approximately 25 000 people in Durba.

KIBALI RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Mining
Tonnes mined (000)	8 223	8 639	9 663	24 724	27 644
Ore tonnes mined (000)	2 482	2 033	1 644	5 914	4 574
Milling
Tonnes processed (000)	2 140	2 060	1 840	6 194	5 615
Head grade milled (g/t)	3.6	3.4	2.9	3.4	2.9
Recovery (%)	89.9	89.2	83.5	88.5	82.9
Ounces produced	224 549	201 742	144 608	598 239	426 825
Ounces sold	221 630	204 588	143 711	605 297	440 078
Average price received ($/oz)	1 210	1 301	1 267	1 276	1 237
Cash operating costs[1] ($/oz)	443	602	694	569	760
Total cash costs[1] ($/oz)	507	651	753	623	817
Profit from mining activity[1] ($000)	155 880	132 964	73 928	395 486	185 016
Attributable (45%)
Gold sales[1] ($000)	120 649	119 768	81 963	347 650	245 059
Ounces produced	101 047	90 784	65 074	269 208	192 071
Ounces sold	99 734	92 064	64 670	272 384	198 035
Profit from mining activity[1] ($000)	70 146	59 834	33 268	177 969	83 257
Gold on hand at period end[2] ($000)	5 584	4 239	7 332	5 584	7 332

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

9

Underground

Underground mining produced 918kt of ore in Q3, a marginal improvement on the previous quarter. Ore delivery from the shaft continued to increase and is now producing at design capacity, with 784kt hoisted, an 11% increase from the previous quarter. Development of 2 703m was completed during the quarter, further expanding the underground mine.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter ended 30 Sep 2018	Quarter ended 30 Jun 2018	Quarter ended 30 Sep 2017	9 months ended 30 Sep 2018	9 months ended 30 Sep 2017
Ore tonnes mined	917 994	908 927	448 338	2 594 429	1 163 116
Development metres	2 703	2 818	2 925	7 703	9 185
Off shaft development	-	-	116	-	1 257

Kalimva-Ikamva open pit scoping study

A scoping study has been completed on two potential open pits which form the Kalimva-Ikamva complex. The project area is situated 20km to the north of the Kibali plant, along the access route to the Nzoro hydropower station.

An updated block model has been completed following the recent infill drilling and a $1 000/oz optimisation pit shell contains 5.6Mt @ 3.1g/t for 559koz, all of which has been defined to a sufficient level that would support inferred mineral resources.

A preliminary economic assessment has been run on the inferred resource within the $1 000/oz whittle pit shell based on the following parameters:

PRELIMINARY ECONOMIC ASSESSMENT

Ore tonnes	5.6Mt @ 3.1g/t for 559koz
Waste tonnes	40.5Mt
Strip ratio	7.2
Mining costs	$2.56/t mined
Haul costs	$5.00/t milled
Plant processing costs
Oxide and transition ore	$14.34/t milled
Fresh ore	$16.10/t milled
G&A cost	$7.40/t milled
Recovery
Oxide	88%
Transition	86%
Fresh	85%
Gold produced	476koz
Total capital	$33.7 million

A financial model using a range of gold prices from $1 000/oz with a 3.5% royalty and 30% corporate tax rate demonstrated positive cash flows.

This supports the progression of the Kalimva-Ikamva project to a prefeasibility study. Drilling will progress to convert the mineral resource to the Indicated classification level in 2019.

This scoping study is based on low-level technical and economic assessments, and is insufficient to support estimation of ore reserves or to provide assurance of an economic development case at this stage, or to provide certainty that the conclusions of the Scoping Study will be realised.

Capital expenditure

Capital expenditure for Q3 amounted $29.0 million. This included investment in underground fleet ($5.0 million), underground development ($2.7 million), expenditure on the paste plant ($2.6 million) and other underground related capital ($2.9 million). Further costs relating to the Azambi hydrostation ($3.8 million) were incurred as commissioning was completed during the quarter, with the full 10.3MW of power from the latest hydrostation now available and integrated into the Kibali grid. The construction of the cyanide tailings storage facility (CTSF) raise is also nearing completion with further capital expenditure ($3.5 million) incurred on the project during the quarter. Open pit mining fleet rebuilds ($1.8 million) were completed as planned. Capital expenditure was also incurred on the Gorumbwa RAP and other social projects ($0.6 million). Work continued on the brownfields exploration projects with further capital expenditure incurred during the quarter ($2.2 million).

10

DEVELOPMENT PROJECTS

SENEGAL

Massawa

All infill drilling is now complete and the final resource models are being updated for the final feasibility update due for the end of the year. Metallurgical recovery models have been updated with the most recent gravity-leach testwork results from the Central Zone orebody, which have focussed on the across strike recovery response. This has confirmed high leach recoveries in the central portion of the lodes, with lower recovery on the peripheral lodes. Recovery model curves have been assigned to the block model to report recoverable gold within the pit optimisations.

Sofia North recovery has been optimised through the addition of Aachen oxygen injection technology. Diagnostic tests confirmed that this increment was due to gold locked up in acid digestible material, which could to an extent be released by adequate oxygenation. A follow-up test campaign using oxygen injection confirmed this finding by returning a 2.6% higher recovery result for Sofia North fresh material now modelled at 85.5%.

The construction capital cost has been broadly finalised remaining largely in line with previous estimate at $415 million. The regional stakeholder engagement process, being the initial step of the public participation process was undertaken to share the findings of the preliminary Environment and Social Impact Assessment (ESIA) and obtain comments and concerns from all stakeholders, including village communities, institutions, technical services, government authorities and non-government organisations and non-profit organisations.

Key concerns raised:

•	The need for local employment and training, with focus on the youth and woman;
•	Infrastructure and local economic development and improvement;
•	Continued inclusive communication and fulfilment of commitments;
•	Concern over potential economic and physical displacement and the impact to livelihoods, particularly orpaillage;
•	Protection of the environment:
o	Potential contamination of water sources from mineral and hazardous waste;
o	Management and conservation of biodiversity.

All relevant comments will be consolidated and included in the draft ESIA, and establish a community liaison committee to engage with local stakeholders as the project develops to effectively communicate the mitigation measures planned to address the concerns raised.

The preliminary ESIA will be submitted to the Directorate of Environment and Classified Establishments at the end of October 2018. Following submission of the ESIA, a validation workshop will be established by the Directorate to review the contents and commitments of the ESIA, and provide comment and feedback. These will be incorporated into the final ESIA submission for the end of the year. This will coincide with the completion of the full feasibility.

EXPLORATION ACTIVITIES

The third quarter of the year marks the end of the field season as rains make access to exploration projects difficult. This quarter there was ongoing progress in identifying and defining new zones of high grade mineralisation at Yalea, Gara, Gounkoto and Loulo 3, with further encouraging results from ongoing work along the Badenou Structure in Tongon and on the infill drilling at Kalimva-Ikamva in Kibali. There were new, interesting soil anomalies from the south of the Mankono project in Côte d’Ivoire and southern Mali. The wet season affected greenfields work at Massawa and in Mali and Côte d’Ivoire but portfolios of prospective targets were generated for testing in the new season.

SENEGAL

Massawa

Work to delineate and test priority targets with the potential to deliver additional reserves to the Massawa project continued through the quarter.

At the KB target, further RC drilling extended the ENE-1 mineralised zone by 120m to the south west with results of 25m @ 1.45g/t from 101m, 3m @ 2.67g/t from 111m and 3m @ 7.12g/t from 120m (KBRC142). A total of 360m of strike of continuous mineralisation is now modelled at ENE-1 which remains open to the west and at depth. 300m to the South of ENE-1, drilling this quarter intersected NE-striking, high grade mineralisation associated with quartz carbonate veining and disseminated pyrite. Best drill results include: 7m @ 3.21g/t from 87m including 3m @ 7.09g/t from 87m (KBRC106) and 5m @ 2.01g/t from 107m including 1m @ 6.58g/t from 110m (KBRC107). This target is open in both directions and will be further tested in the new season.

11

Fieldwork carried out on the Samina target confirmed multiple, sub-parallel, mineralised structures. Trench results from the Main Zone (MZ) include 4m @ 0.61g/t, 12m @ 1.74g/t including 7.2m @ 2.30g/t and 2.5m @ 7.89g/t (DLTR061). Results have now confirmed narrow but high grade mineralised zones of the main shear over 350m strike length. To the east of the MZ, strong lithosampling results with an average grade of 9.25g/t and strong groove sample results including 19.8m @ 2.77g/t including 5.8m @ 5.47g/t (GROSA01) and 22m @ 3.75g/t including 13m @ 5.07g/t (GROSA02) highlight a subparallel mineralised structure. Hosted in the sediments, this footwall (FW) structure has been delineated over 200m strike continuity. An RC drilling programme has been designed to test both targets (MZ and FW) in Q4.

At Tiwana, surface work and drilling were completed over an 800m long strike where mineralisation exploits the contact of a Gabbro. Best intersections were from the south of the target in a NS segment of the shear that cross-cuts the intrusion: 15m @ 2.2g/t from 62m including 8m @ 3.3g/t from 62m (TWRC043) and 9m @ 2.2g/t from 63m (TWRC044) associated with strong silica-ankerite alteration and brecciation. This mineralisation is open to the south west and will be followed up in Q4.

At Massawa Central Zone, the drilling of seven deep RC holes was completed to test the down-dip continuity of high grade, sub-vertical shoots and alteration associated with free milling ore. Results include 13m @ 9.43g/t from 119m including 1m @ 61.04g/t and 4m @ 7.58g/t (MWRCDP013A); 7m @ 2.7g/t from 157m, 15m @ 2.75g/t from 181m and 7m @ 89.55g/t from 204m including 3m @ 205.27g/t (MWRCDP002). These wide-spaced drill holes confirmed the presence below current pit shells of the structures, lithologies and alteration styles associated with typical, Central Zone, high grade mineralisation closer to surface.

MALI

Loulo

Drilling continues to define and expand the high grade mineralisation in the south of the Yalea orebody. Hole YDH282 to the immediate north of the Panel target completed this quarter returned a significant intercept of 16.1m @ 6.39g/t (992.8m), True Width (TW) = 11.4m, demonstrating that the Panel target has the capacity to host higher-grade mineralisation and remains open to the north towards the Central Conversion Target. At Loulo 3, preliminary economic scoping studies on the underground project have returned positive results and the team is advancing with a programme to further infill the target to establish an inferred resource. A number of targets remain untested on the extensions of the Gara deposit with scout drilling underway at Falémé (the extreme down-plunge limit to the South of Gara) to test the potential for a substantial extension to the system beneath intrusive rocks at surface.

Gounkoto

Greenfields exploration has focused at Faraba North, where results from the Q2 drilling programme showed that the mineralised structure extends at depth with results of 6.55m @ 4.51g/t from 339.8m (9FADH180) and 0.95m @ 15.8g/t from 200.7m (FADH179), highlighting potential for higher grade mineralisation in a southward plunging shoot beneath the conceptual pit. The work at Faraba North has improved the understanding of the controls on mineralisation in the Faraba area which has led into a larger review of the Faraba structure, where multiple zones of mineralisation have the potential to be extended and combined. On the Domain Boundary and Faraba structures, an auger programme is being planned in the new field season to provide reliable geochemical data for these prospective structures where they are concealed beneath laterites.

Bakolobi JV (Taurus Gold)

The shallow drilling programme which started in Q2 testing multiple targets at Bakolobi was completed in Q3. At Dioula West, mineralisation was confirmed over a 2.7km strike length, with best intercepts of 14m @ 1g/t (BKAC186) and 12m @ 1.1g/t (BKAC087). The previously reported intercept of 9m @ 4.32g/t including 5m @ 7.36g/t (BKAC020) is located between these intersections and is indicative of the potential for high grade shoots on the Dioula West structure and will be further tested. At Koliguinda, two wide-spaced Aircore (AC) lines have confirmed broad anomalism within a wide alteration envelope (40-50m) of silica, albite, tourmaline and hematite with traces of pyrite. Best results of 19m @ 0.75g/t and 12m @ 1.05m including 4m @ 2.45g/t (BKAC177) confirmed the system consists of two mineralised zones, extending over a 2.5km strike length, which are open along strike. Follow-up drilling is planned to test these opportunities. Additional lines planned on other targets around the principle structures failed to intersect any significant mineralisation.

Bambadji

The reinterpretation of the Bambadji datasets is underway with the aim of restarting exploration on one of the most prospective projects in West Africa. While there are high-priority, mineralised targets defined by previous work for follow-up, the focus of the new study to understand is the regolith, or weathering profile, at Bambadji, which is complex. A more refined interpretation of the surface geochemical data will be completed with the intention of recollecting samples for geochemical analysis where existing data is thought to be affected by detrimental regolith.

12

Mali South

The results from recent soil geochemistry completed on the Diangouemerila permit has identified two linear anomalies striking in an WNW-ESE orientation. The anomalies are genuine with one extending over 12km and the other stronger anomaly extending over 4.5km with values consistently above 20ppb and with a high result of 5 800ppb. Work in Q4 will focus on establishing the source of these anomalies.

CÔTE D’IVOIRE

Mankono

Prior to the wet season, the team at Mankono completed field mapping and soil geochemistry programmes, the results of which have been integrated with the new VTEM and satellite imagery data across the project. The conclusion of the data gathering process is an updated interpretation of the Gbongogo-Koban corridor and the generation of a portfolio of priority targets which were derived through the combination of the multiple datasets and the improved understanding of the regolith and the interpretation of soil geochemistry results. These targets will be tested by shallow drilling programmes in Q4.

In the south of the Mankono permit at Bafretou, infill soil geochemistry has identified a 6.5km long, +50ppb, linear gold-in-soil anomaly which lies on the strike extension of and is contiguous to Orca Gold’s Morondo target to the south.

Boundiali

Infill RC holes were drilled at Fonondara Main to infill previous high grade drill results. Results are pending and are expected to confirm the continuity of mineralisation in this part of the target but with lower grades due to weaker than expected alteration and mineralisation.

Along the Fonondara corridor the team has completed a similar data collection, interpretation, target generation and prioritisation exercise to that done at Mankono, generating 12 targets, most of which are untested or only partially assessed. Further targets remain to be defined over the 25km northern portion of the structure, where strong soil anomalies are still to be fully tested. A shallow drilling programme has been designed to test these targets.

South East Côte d’Ivoire

At Angoda in the Fetekro belt, the latest interpretation confirmed the presence in the permit of the same structures related to known gold deposits in the belt. Regolith work over these structures was completed before the wet season and soil geochemistry programmes will be carried out in Q4. At Kouassi Datekro North in the Comoe Basin, encouraging +30ppb soil anomalies located at the contact between an intrusive and the volcano-sediments were identified. Field validation and surface work is planned in Q4 to fully understand the regolith profile and underlying geology.

Nielle

At Djinni, four DDH holes were completed for a total of 1 003m, designed to test the continuity of mineralisation at depth and provide geological controls within fresh rock. All four holes returned good results, with best intercepts of 21m @ 3.04g/t in DJDH001 and 13.4m @ 3.04g/t in DJDH004. The four holes confirmed the broad alteration package to a depth of 120vm and extended the known strike from 300m to 500m. Drilling in Q4 is anticipated to extend the known strike further southwest, towards encouraging regional shallow drilling results.

At Mercator, results for the remaining RC and DDH holes drilled at the end of Q2 with best intercepts of 59m @ 1.1g/t (NEDH006) and 25.6m @ 1.15g/t (NEDH009) confirmed that grade extends beyond the existing 220m strike. The current strike of known mineralisation is 820m, with an average true-width intersection of 18.80m. Observations from shallow drilling along strike both north and south suggest there is significant potential for strike extensions to the mineralisation with further drilling. RC drilling is planned for Q4 to infill the North Zone oxide potential near surface.

Results were received during the quarter from the regional AC programme covering the Badenou corridor over a 14km strike length between Poungbe Village and the Badenou target 3km South of Mercator. These results have confirmed the presence of near-surface mineralisation and alteration. Mineralisation appears to be hosted within a wide, anastomosing shear corridor, on or near the contact between interbedded coarse and fine sediments and volcanics, with sporadic mafic to intermediate intrusives. This mineralisation highlights potential all along the Badenou corridor and especially in the 6km gap between Djinni and Mercator. Results within this gap include 3.0m @ 2.11g/t and 3.0m @ 3.41g/t from DJAC095, located 1km SW along strike of Djinni, and 15.0m @ 2.21g/t from BBAC055, located 2km along strike to the North of Mercator. An RC programme testing the defined mineralised system is planned for Q4.

DRC

Kibali

At KCD, drill testing of the conceptual BIF model of the 12000 Lode projected up plunge from the deep hole DDD602 continued with an additional hole KCDU1946. Mineralisation associated with the projected 12000 Lode BIF was not observed but drillholes confirmed the 5101 and 9101 high grade mineralisation. To date, the relatively shallow drilling of the footwall to KCD had not intersected the projected 12000 Lode. The programme is now paused and will resume when underground development and drilling is in progress down plunge at lower elevations of the target.

13

The Ngyoba target is an 800m gap between Sessenge SW and the Kibali River to the immediate south of the KCD deposit. The drill programme testing the conceptual model was completed this quarter with results received from all eight diamond holes. Holes in the west of the target, close to the Tonalite returned the strongest intersections where, for example, NYDD0001 and NYDD0002 intersected 43m @ 1.86g/t from 77m including 16.8m @ 3.15g/t and 18m @ 1.9g/t from 138m including 5m @ 3.45g/t respectively. Mineralisation is open within the Tonalite and down-dip to the west. However, recoveries are mixed due to the arsenopyrite content of the mineralisation and further flotation test work is in progress ahead of any further drilling. Mineralisation pinches out in the east of the target and surface mapping is ongoing to the east of Ngyoba to identify further opportunities in the folded ironstones in that area.

At Kalimva-Ikamva, the fourth phase of drilling was completed to infilling existing drilling at both targets to progress them to at least the inferred category. At Kalimva, results of all the holes returned an average weighted intersection of 23.20m @ 2.01g/t against 23.03m @ 1.54g/t in the previous model. At Ikamva, results support the consistency of the mineralisation envelope and the down plunge continuity of the high grade, with an average weighted average intersection of 20.91m @ 1.59g/t against 14.57m @ 1.3g/t in the model over 600m of plunge length. Both these targets feature high grade mineralisation and average grades would be expected to increase when a cut-off is applied as part of an optimisation. An inferred resource will be established by year end.

In the south of the KZ trend, follow-up work was conducted on several targets, including the completion of a trenching programme in the Zakitoko and Birindi area. At Birindi, following up on good lithosample results (up to 5.07g/t), three trenches were excavated (BDTR0001 to BDTR0003) which confirmed the continuity of weakly mineralised cherts with isolated high grades. The surface work along this chert ridge between Zambula and Zakitoko has now highlighted four priority areas which will be tested by drilling.

The stream sediment sampling programme across the whole Kibali permit was completed in Q3. Preliminary interpretation from the first two of three batches of results highlights four higher-order and two lower-order gold anomalies which show excellent correction with arsenic. A follow-up mapping and soil sampling programme will be designed to test the anomalous basins.

Ngayu JV (Loncor/Devon)

Work this quarter has focused on the priority Imva Fold area in the remote western extent of the belt. The field team has now established a new base camp, Mambati, and is in the process of licencing the Nagassa airstrip. Fieldwork on existing targets progressed through the quarter, resulting in the removal of the Mondearabe, Bavadilli and Bakpau targets from the resource triangle.

At Itali-Bikira, mapping and scout pitting was carried out on the Makasi target where a SW-NE trending shear corridor coincides with a wide +100ppb soil anomaly. Previous trenching and diamond drilling returned grade of up to 42.5m @ 2.11g/t and 38.86m @ 2.66g/t respectively and work there is progressing to define a model for the mineralisation. Results for a new soil sampling programme over the Imva fold are also pending.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 30 Jun 2018	Unaudited quarter ended 30 Sep 2017	Unaudited 9 months ended 30 Sep 2018	Unaudited 9 months ended 30 Sep 2017
REVENUES
Gold sales on spot	243 566	283 659	298 093	800 503	951 599
Total revenues	243 566	283 659	298 093	800 503	951 599
Share of profits/(losses) of equity accounted joint ventures	28 277	20 886	6 909	62 973	(1 742)
Other income	6 233	2 967	3 608	17 725	13 543
Total income	278 076	307 512	308 610	881 201	963 400
COST AND EXPENSES
Mine production costs	114 255	136 186	121 428	370 525	350 155
Movement in production inventory and ore stockpiles	(17 949)	(9 826)	(3 305)	(30 242)	(15 593)
Depreciation and amortisation	43 193	50 898	50 540	140 794	131 739
Other mining and processing costs	14 470	16 590	16 540	46 749	47 453
Mining and processing costs	153 969	193 848	185 203	527 826	513 754
Royalties	13 710	14 494	15 468	42 161	49 141
Exploration and corporate expenditure	11 309	14 949	11 882	42 060	35 613
Other expenses	10 196	11 376	-	21 572	-
Total costs	189 184	234 667	212 553	633 619	598 508
Finance income	3 806	2 132	1 148	7 910	2 936
Finance costs	(673)	(636)	(420)	(1 865)	(1 267)
Finance income – net	3 133	1 496	728	6 045	1 669
Profit before income tax	92 025	74 341	96 785	253 627	366 561
Income tax expense	(18 873)	(15 969)	(36 537)	(55 583)	(118 601)
Profit for the period	73 152	58 372	60 248	198 044	247 960
Other comprehensive income
Share of equity accounted joint ventures other comprehensive profit/(loss)	-	-	1	-	(17)
Total other comprehensive income/(expense)	-	-	1	-	(17)
Total comprehensive income	73 152	58 372	60 249	198 044	247 943
Profit attributable to:
Owners of the parent	61 416	51 973	48 709	170 926	202 558
Non-controlling interests	11 736	6 399	11 539	27 118	45 402
	73 152	58 372	60 248	198 044	247 960
Total comprehensive income attributable to:
Owners of the parent	61 416	51 973	48 710	170 926	202 541
Non-controlling interests	11 736	6 399	11 539	27 118	45 402
	73 152	58 372	60 249	198 044	247 943
Basic earnings per share ($)	0.65	0.55	0.52	1.81	2.15
Diluted earnings per share ($)	0.64	0.54	0.51	1.79	2.13
Average shares in issue (000)	94 459	94 428	94 103	94 392	94 031

14

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$000	Unaudited at 30 Sep 2018	Unaudited at 30 Jun 2018	Audited at 31 Dec 2017	Unaudited at 30 Sep 2017
Assets
Non-current assets
Property, plant and equipment	1 545 826	1 562 136	1 577 284	1 569 573
Cost	2 771 080	2 744 198	2 661 745	2 602 873
Accumulated depreciation and amortisation	(1 225 254)	(1 182 062)	(1 084 461)	(1 033 300)
Long-term ore stockpiles	152 435	152 435	159 534	161 177
Trade and other receivables	52 654	52 654	55 052	-
Investments in equity accounted joint ventures	1 420 590	1 427 552	1 440 610	1 427 147
Other investments in joint ventures	57 419	53 061	50 109	42 584
Total investments in joint ventures	1 478 009	1 480 613	1 490 719	1 469 731
Total non-current assets	3 228 924	3 247 838	3 282 589	3 200 481
Current assets
Inventories and ore stockpiles	158 788	135 742	116 797	135 092
Trade and other receivables	224 357	208 978	184 275	224 190
Cash and cash equivalents	653 533	603 673	719 808	621 576
Total current assets	1 036 677	948 393	1 020 880	980 858
Total assets	4 265 602	4 196 231	4 303 469	4 181 339
Equity attributable to owners of the parent	3 707 682	3 642 147	3 706 355	3 628 067
Non-controlling interests	307 323	297 031	285 914	276 567
Total equity	4 015 005	3 939 178	3 992 269	3 904 634
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765	2 765
Deferred tax	61 803	58 087	52 781	51 067
Provision for rehabilitation	55 738	55 738	55 738	55 455
Total non-current liabilities	120 306	116 590	111 284	109 287
Current liabilities
Trade and other payables	128 136	127 780	149 288	119 014
Current income tax payable	2 155	12 683	50 628	48 404
Total current liabilities	130 291	140 463	199 916	167 418
Total equity and liabilities	4 265 602	4 196 231	4 303 469	4 181 339

15

These results are presented as the third quarter ended 30 September 2018. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2017, and which formed the basis of the 2017 annual report. The company has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Customers’ in the nine month period ending 30 September 2018, following the standards becoming effective for periods commencing on or after 1 January 2018. IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities and replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. The adoption of IFRS 9 did not result in any material change to the consolidated results of the group from the beginning of the earliest period presented. Following an assessment of the consolidated financial assets no changes to classification of those financial assets was required. The group has applied the expected credit loss impairment model to its financial assets, focused in particular on its long-term loans to its asset leasing joint ventures which hold mining equipment and no material credit losses are considered to apply. The group’s VAT receivables detailed below are excluded from the scope of IFRS 9. IFRS 15 introduced a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of IFRS 15 did not result in any material change to the group’s revenue recognition, from the beginning of the earliest period presented, following analysis of the gold sales contracts held by its mining operations. The company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2017, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2017 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $26.9 million for the three months ended 30 September 2018 and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $22.4 million. Of this amount, $15.6 million was spent on the development of the Yalea and Gara underground mines and $4.8 million on ongoing surface and exploration capital, $0.4 million at Gounkoto relating to site infrastructure in relation to the super pit. Ongoing capital expenditure at Tongon was $1.1 million, while $3.3 million was spent at the Massawa project during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 September 2018 amounted to $34.4 million, with the majority relating to the Loulo-Gounkoto complex ($12.7 million) and Tongon ($3.6 million) and at the joint venture operations, Kibali ($9.9 million attributable) and RAL 1 Limited ($8.2 million attributable).

The long term ore stockpiles balance of $152.4 million was in line with the balance at 30 June 2018 and relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balance of $1.48 billion in total investment in joint ventures at 30 September 2018 decreased by $2.6 million against the balances at 30 June 2018 and the movement in the quarter mainly reflects the group’s share of the profits from equity accounted joint ventures ($28.3 million) and advances to joint ventures ($6.6 million) offset by dividends received in the quarter from joint ventures ($37.5 million).

Current inventories and ore stockpiles of $158.8 million increased by $23.1 million from the balances at 30 June 2018 of $135.7 million. The increase is mainly as a result of an increase of $19.3 million in the current portion of ore stockpiles at Gounkoto and $0.9 million at Loulo in line with mine plans offset by a decrease of $1.6 million at Tongon. In addition to ore stockpiles, there was an increase of $5.1 million in consumable stores, primarily at Tongon ($3.9 million) and Loulo ($1.3 million).

16

Trade and other receivables at 30 September 2018 of $224.4 million increased by 7% from the balances at 30 June 2018 of $209.0 million, which mainly reflects the increase of $5.2 million in trade balances at Tongon and an increase of $25.2 million in tax prepayments at Loulo and Gounkoto, offset by the decrease of $15.7 million in trade balances at Loulo and Gounkoto.

Included within non-current trade and other receivables is the portion of TVA balances at Loulo and Gounkoto that are expected to be recovered in more than one year.

The total outstanding refundable TVA balances in Mali amount to $131.1 million (30 June 2018: $132.8 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $7.5 million (30 June 2018: $7.6 million). Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $72.5 million (30 June 2018: $70.0 million) (at 45% attributable share). Kibali had reached an agreement with the Ministry of Finance on the reimbursement of the refundable TVA balance. The agreement allows for $40.0 million (the group’s 45% attributable share amounting to $18 million) to be refunded initially, while the remaining balance will be settled on an offset basis against other taxes. The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

The group has received various tax claims from the State of Mali in respect of its Mali operations, which totalled $200.5 million at the end of the current quarter. Having taken professional advice, the group considers material elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS. Loulo, Gounkoto and Morila each have legally binding establishment conventions, which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, the group received payment demands in respect of these disputed amounts, and consequently the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

In the DRC, following the introduction of the 2018 Mining Code and related amended Mining Regulations which came into effect during the first half of the year, Kibali Goldmines SA has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received. Kibali’s continued engagement with government resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law. Article 220 affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

The increase in cash of $49.9 million since 30 June 2018 reflects the group’s strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($100.4 million) and dividends received from joint ventures ($37.5 million), offset by taxes paid during the quarter ($53.1 million), the group’s continued investment in capital expenditure in its subsidiaries ($26.9 million) and investment in joint venture operations ($6.6 million).

Deferred tax of $61.8 million increased by 6% from the balance at 30 June 2018 of $58.1 million, mainly due to the effects of the Life of Mine (LoM) units of production depreciation adjustments at the Loulo-Gounkoto complex and at Tongon during the quarter.

On 31 July 2018 Gounkoto was granted a 50% corporate tax reduction over a four year period, effective from 1 January 2018 until 31 December 2021, to support the development of a super pit at the mine. The agreement, which reduces the corporate tax rate, is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The impact of the reduced tax rate resulted in the application of an effective 15% tax for the current year and reversal of the previous tax charge at 30%, including associated reversals of the additional charges recorded in the current year relating to deferred tax adjustments.

Trade and other payables of $128.1 million were in line with the balance at 30 June 2018 of $127.8 million and mainly relate to trade and other payables amounts at Loulo, Gounkoto and Tongon.

Current income tax payable of $2.2 million decreased by 83% from the balance at 30 June 2018 due to corporate tax payments being made during the current quarter at Loulo ($15.0 million), Gounkoto ($15.3 million) and Tongon ($7.1 million) along with the impact of lower profits at Tongon due to the industrial action during the quarter, offset by corporation tax charges applicable from profits in the quarter as well as a credit of $6.9 million at Gounkoto for the impact of the lower tax rate, as discussed earlier.

17

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

CONSOLIDATED CASH FLOW STATEMENT

$000	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 30 Jun 2018	Unaudited 9 months ended 30 Sep 2018	Unaudited 9 months ended 30 Sep 2017
Profit after tax	73 152	58 372	198 044	247 960
Income tax expense	18 873	15 969	55 583	118 601
Profit before income tax	92 025	74 341	253 627	366 561
Share of losses/(profits) of equity accounted joint ventures	(28 277)	(20 886)	(62 973)	1 742
Adjustment for non-cash items	80 424	63 868	186 074	167 991
Effects of change in operating working capital items	(43 757)	(5 023)	(88 359)	(29 447)
Receivables	(14 940)	(4 989)	(15 912)	(10 365)
Inventories and ore stockpiles	(23 056)	(10 527)	(34 892)	(12 536)
Trade and other payables	(5 761)	10 493	(37 555)	(6 546)
Cash generated from operations	100 415	112 300	288 369	506 847
Dividends received from equity accounted joint ventures	37 500	36 306	84 806	-
Income tax paid	(53 092)	(53 062)	(130 605)	(122 445)
Net cash generated from operating activities	84 823	95 544	242 570	384 402
Additions to property, plant and equipment	(26 900)	(37 904)	(105 273)	(140 392)
Funds invested in equity accounted joint ventures	(6 619)	(2 505)	(9 123)	(23 619)
Loans repaid by equity accounted joint ventures	-	-	-	746
Net cash used by investing activities	(33 519)	(40 409)	(114 396)	(163 265)
Proceeds from issue of ordinary shares	-	90	90	277
Dividends paid to company’s shareholders	-	(118 830)	(188 830)	(94 046)
Dividends paid to non-controlling interests	(1 444)	(2 179)	(5 709)	(22 093)
Net cash used by financing activities	(1 444)	(190 919)	(194 449)	(115 862)
Net increase/(decrease) in cash and cash equivalents	49 860	(135 784)	(66 275)	105 275
Cash and cash equivalents at beginning of period	603 673	739 457	719 808	516 301
Cash and cash equivalents at end of period	653 533	603 673	653 533	621 576

18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2016 - audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Share of other comprehensive income of joint ventures[1]	-	-	-	(17)	-	(17)	-	(17)
Other comprehensive income	-	-	-	(17)	-	(17)	-	(17)
Net profit for the period	-	-	-	-	202 558	202 558	45 402	247 960
Total comprehensive income for the period	-	-	-	(17)	202 558	202 541	45 402	247 943
Share-based payments	-	-	-	18 229	-	18 229	-	18 229
Share options exercised	10 306	1	276	-	-	277	-	277
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	72	(72)	-	-	-	-
Shares vested[2]	310 814	16	26 408	(24 057)	-	2 367	-	2 367
Dividend relating to 2017	-	-	-	-	(94 046)	(94 046)	-	(94 046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(22 093)	(22 093)
Balance - 30 Sep 2017 - unaudited	94 124 872	4 707	1 564 082	57 224	2 002 054	3 628 067	276 0567	3 904 634
Balance - 31 Dec 2017 - audited	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269
Share of other comprehensive income of joint ventures[1]	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	170 926	170 926	27 118	198 044
Total comprehensive income for the period	-	-	-	-	170 926	170 926	27 118	198 044
Share-based payments	-	-	-	16 860	-	16 860	-	16 860
Share options exercised	2 000	-	90	-	-	90	-	90
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	28	(28)	-	-	-	-
Shares vested[2]	348 474	17	28 136	(25 872)	-	2 281	-	2 281
Dividend relating to 2017	-	-	-	-	(188 830)	(188 830)	-	(188 830)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 709)	(5 709)
Balance - 30 Sep 2018 - unaudited	94 475 346	4 724	1 591 615	51 734	2 059 609	3 707 682	307 323	4 015 005

1	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
2	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

19

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular, depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

20

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

$000	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 30 Jun 2018	Unaudited quarter ended 30 Sep 2017	Unaudited 9 months ended 30 Sep 2018	Unaudited 9 months ended 30 Sep 2017
Gold sales per IFRS[1]	243 566	283 659	298 093	800 503	951 599
Gold sales adjustments for joint ventures[2]	130 659	127 854	89 683	377 049	267 917
Gold sales[3]	374 225	411 513	387 776	1 177 552	1 219 516
Mine production costs	114 255	136 186	121 428	370 525	350 155
Movement in production inventory and ore stockpiles[1]	(17 949)	(9 826)	(3 305)	(30 242)	(15 593)
Royalties including adjustment for joint ventures	20 636	19 509	19 747	58 747	61 849
Royalty adjustment for joint ventures[3]	(6 926)	(5 015)	(4 279)	(16 586)	(12 708)
Total royalties[1]	13 710	14 494	15 468	42 161	49 141
Other mining and processing costs[1]	14 470	16 590	16 540	46 749	47 453
Cash costs adjustments for joint ventures[2]	57 070	63 514	51 759	185 201	170 901
Total cash costs[3]	181 556	220 958	201 890	614 394	602 057
Profit from mining activity[3]	192 669	190 555	185 886	563 158	617 459
Ounces sold	309 579	316 804	302 620	920 811	974 739
Total cash cost per ounce sold[3]	586	697	667	667	618
Cash operating cost per ounce sold[3]	520	636	602	603	554
Gold on hand at period end[3]	14 476	16 383	29 891	14 476	29 891

1	Figures extracted from IFRS results.
2	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
3	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2017 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2017 annual report and the information available on the group’s website, including the Scheme Document (described below).

21

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes and the inability to enforce fiscal stability arrangements at the group's mines	The group operates in jurisdictions which may change tax or fiscal regimes and regulations, and such issues may result in additional taxes or negatively impact asset values leading to financial losses. Inability to enforce legislation over tax including relevant tax stability arrangements in the event of changes to tax laws or mining codes, or incorrectly applied legislation may result in lengthy arbitration and loss of profits or company assets and could impact future investment opportunities. Failure to react to tax notifications from authorities could result in financial losses or the seizure of assets.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject to extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

22

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

During the quarter, Randgold performed well across its operations and projects, especially at Kibali, notwithstanding the illegal work stoppage at Tongon which was resolved during the quarter. At Kibali, management is forecasting to significantly exceed its annual production target set at the start of the year. At Loulo-Gounkoto, the complex is looking to increase production further in the fourth quarter on the back of higher grades, and at Tongon management expects to meet its revised production target following the industrial action in the third quarter. Consequently, the group is forecasting production at the bottom of its guidance range and cash costs at the top of the guidance range provided at the beginning of the year. Capital expenditure for the year is expected to be slightly higher than the original guidance outlined at the beginning of the year, principally related to underground development at Loulo.

On 24 September 2018, the boards of Barrick Gold Corporation (“Barrick”) and Randgold announced that they had reached agreement on the terms of a recommended share-for-share merger of Barrick and Randgold (the “Merger”) to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement between Randgold and the Randgold shareholders under Article 125 of the Companies (Jersey) Law 1991 (the “Scheme”), with the entire issued and to be issued share capital of Randgold being acquired by Barrick.

A copy of the scheme document relating to the Merger (the “Scheme Document”) is available to view on the Company's website at www.randgoldresources.com, and hard copies have been posted to shareholders. The Scheme Document contains, among other things, a letter from the non-executive chairman of Randgold, an explanatory statement from CIBC and Barclays, the full terms and conditions of the Scheme, notices convening the Jersey Court Meeting and the Extraordinary General Meeting, an expected timetable of principal events and details of the actions to be taken by Randgold shareholders. Following the receipt of the competition clearance for the Merger in South Africa in October 2018 to become effective, the Scheme requires that the requisite majority of Scheme shareholders vote in favour of the Scheme at the Jersey Court Meeting and that the requisite majority of Randgold shareholders vote in favour of the Special Resolution at the Extraordinary General Meeting, as described in the Scheme Document.

Subsequent to the posting of the Scheme Document, the date of the Jersey Court Meeting and Extraordinary General Meeting has been moved to 7 November, 2018, and the dividends expected to be paid to the Randgold and Barrick shareholders in connection with the Merger have been increased (without any change to the Exchange Ratio), all as described in Randgold’s press release dated 31 October, 2018, a copy of which is available on the company’s website.

The directors confirm to the best of their knowledge that:

a)	These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

6 November 2018

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RANDGOLD RESOURCES NEWS UPDATES

RANDGOLD – BARRICK MERGER WILL CREATE NEW MINING CHAMPION FOCUSED ON SUSTAINABLE PROFITABILITY AND GROWTH

Randgold shareholders will vote on 7 November 2018 on the proposed share-for-share merger between the company and Barrick Gold Corporation, scheduled to become effective on 1 January 2019.

Under the transaction Randgold shareholders will receive 6.1280 shares for each Randgold share in the new Barrick group, and will own approximately 33.4% of this company, should the transaction be approved by shareholders and proceed to completion. Randgold chief executive Mark Bristow will be its president and CEO, and chief financial officer Graham Shuttleworth will assume that role in the new company. Barrick’s executive chairman, John Thornton, will remain in that position.

Following the initial announcement of the proposed merger, on 31 October 2018, Barrick and Randgold announced that they had agreed to increase expected dividends to shareholders as follows:

•	Randgold shareholders will be entitled to receive a dividend of $2.69 per share for the 2018 financial year, instead of the originally agreed Randgold dividend of $2.00 per share.
•	Barrick shareholders will be entitled to receive a fourth quarter dividend of $0.07 per share (which represents an annualized 2018 dividend of $0.16 per share), instead of the originally agreed Barrick fourth quarter dividend of $0.05 per share. Following completion, Barrick will target an ongoing annual dividend of $0.16 per share, representing an increase of $0.04 per share from the Company’s current annual dividend of $0.12 per share.

The originally disclosed Randgold dividend was set at $2.00 per share, which was based on Randgold’s dividend for 2017, and was equal to the largest per share dividend that had been paid by Randgold to date. Based on Randgold’s dividend policy and its financial performance in 2018 to date, Randgold has determined that a dividend of $2.69 per share for 2018 would be consistent with that dividend policy. The Randgold and Barrick dividends are subject to the approval of the respective boards. The increased Randgold dividend is expected to be declared and paid prior to the closing of the Merger.

The merger will create an industry-leading gold company owning five of the industry’s top 10 Tier One assets by total cash cost (Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (85%) and Pueblo Viejo (60%)) and two with the potential to achieve Tier One status (Goldrush/Fourmile and Turquoise Ridge (75%)). It will have the lowest total cash position among its senior gold peers and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

New Barrick is expected to have a market capitalisation in excess of $18 billion, annual revenue of approximately $9.7 billion and aggregate adjusted EBITDA of approximately $4.7 billion.

Mark Bristow said the merged company’s goal would be to deliver sector-leading returns.

“In order to achieve this, we’ll need to take a very critical look at our asset base and how we run the business, and be prepared to make tough decisions. By employing a strategy similar to the one that proved very successful at Randgold, but on a larger scale, the new Barrick group will leverage some of the world’s best mines and talents to create real value for shareholders,” he said.

John Thornton said the merger would create a new champion for value creation in the gold mining industry.

“It will bring together the world’s largest collection of Tier One gold assets and a proven management team that has consistently delivered among the best shareholder returns in the gold industry over the past decade,” he said.

FROM 1 MILLION TO 20 MILLION OUNCES

How exploration is unlocking Loulo’s vast potential

When Randgold Resources arrived in Mali’s Loulo district in 1996, there was only one known gold deposit – the 1 million ounce Gara resource. Subsequent discoveries, notably Yalea, then the underground potential at Gara and Yalea, followed by Gounkoto and Loulo 3, have raised its total endowment in excess of 19 million ounces and confirmed its status as one of the world’s most prolific gold fields.

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John Scott, the exploration manager for the district, says Randgold’s portfolio there is virtually peerless in Africa in terms of its prospectivity. The combination of its permits straddles the Mali-Senegal border and covers 70 kilometres of strike across a 10 kilometre wide corridor of complex deformation.

Ongoing exploration is designed not only to sustain and extend Loulo-Gounkoto’s production profile – which grew from 365 000 ounces in 2012 to 730 000 ounces in 2017, with its total output passing the 6 million ounce mark last quarter – but also to find new multi-million ounce deposits in the district.

Mineral resource manager for the complex, Sekou Diallo notes that despite the significant ramp-up in production, the complex has maintained its reserve ounce profile and grade since 2013.

“It’s not only the quantity that counts but the quality. By replacing the ounces we mine at the same grade, we’re ensuring the long term profitability of the operation at a $1 000/oz gold price,” he says.

Exploration continues to discover high grade extensions to the main deposits of Gara, Yalea, Loulo 3 and Gounkoto, with the Yalea Transfer Zone on track to add more than 400 000 ounces at >11g/t to partially offset the complex’s reserve depletion. A preliminary economic assessment of Loulo 3’s underground potential has demonstrated robust cash flows at $1 000/oz and inferred resource definition drilling is currently progressing what could be a new underground mine towards a prefeasibility study.

Meanwhile, encouraging results from early stage targets such as Faraba North near Gounkoto point to the district’s potential for further discoveries, says junior geologist Babili Dembele. Exploration teams are also working on a range of prospects on both sides of the Mali-Senegal border where anomalous, district scale structures are only partially tested and hold a high potential of concealed mineralisation.

In line with Randgold’s policy of local employment and advancement, the Loulo exploration team consists largely of Malian nationals. Sekou Diallo, recently promoted to mineral resource manager for the complex, joined the company from university, where he was a Randgold bursary holder, and worked on the Gounkoto feasibility study before progressing through grade control and resource estimation.

KIBALI ACHIEVES ANOTHER RECORD QUARTER, STAYS ON TRACK TO BEAT 2018 TARGET

The Kibali gold mine in the DRC is continuing to deliver performance improvements across the board and posted record results for the quarter to September.

Speaking at a recent briefing for local media in Kinshasa, Randgold CEO Mark Bristow said the mine was operating at or above its designed throughput, recovery and hoisting capacity on the back of the ramp-up in underground production, access to higher grade underground ore and the optimisation of its automated materials handling system.

“This confirms our mid-year view that Kibali is trending to significantly outperform its full-year production guidance of 730 000 ounces,” Bristow said.

“During this time the mine also successfully transitioned from contractor mining underground to owner mining by an all-Kibali and almost entirely Congolese team, and commissioned its third hydropower station, Azambi. It is worth noting that this is the first industrial-size power plant built by Congolese contractors, and the expertise they gained in the process augurs well for the development of the country’s engineering sector.”

Bristow said with the mine now operating at full capacity and steady state, the focus on finding fresh ounces to feed its high production-rate had intensified, and its exploration teams were working on the conversion of resources to reserves, as well as finding new resources.

“With the completion of its seven-year capital investment programme, Kibali is now poised to start returning capital to the investors who funded the development of this large and complex project in a remote part of the DRC,” Bristow said.

“Even though Kibali has only moved into full underground production this year, it has already made a major contribution to the Congolese economy. To date, its in-country contribution amounts to almost $2.5 billion in the form of taxes, permits, infrastructure development, salaries and payments to local suppliers. In the third quarter of this year alone, Kibali spent more than $40 million on local contractors.”

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Bristow also announced that Kibali had reached an agreement with the Ministry of Finance on the reimbursement of outstanding TVA (value added tax), which amounted to $218 million in total. The agreement allows for $40 million to be paid upfront, while the balance will be settled on an offset basis. In another significant development, the Ministry has agreed to exempt local goods and services purchased by Kibali, from TVA.

“We see the government as a key partner in our long term commitment to the creation of value for all stakeholders in the DRC and we engage with them on a broad range of issues, including the challenges which arose from the implementation of the country’s new mining code,” he said.

He noted that so far this year, Kibali had spent more than $1.3 million on local community development projects, most recently on the launch of the Durba large-scale water distribution system.

RANDGOLD ADVANCES TARGETS IN CDI AS TONGON GETS BACK TO WORK

Operations at the Tongon gold mine have returned to normal after a protracted illegal strike and it looks set to achieve its revised production target for 2018 of 230 000oz, says Randgold chief executive Mark Bristow.

The mine has also resumed dividend payments and recently recorded 5 million working hours without a lost time injury.

Speaking to local media at a presentation in Abidjan, Bristow said the end of the strike was achieved in partnership with Randgold’s in-country stakeholders, notably the government and local authorities but also the company’s community and contractors.

“The experience has reinforced not only this partnership but also Randgold’s long term commitment to Côte d’Ivoire, and we are continuing to build our exploration portfolio in the country. At the same time, we continue to hunt for near-mine replacement ounces to extend Tongon’s life,” he said.

Bristow said exploration has extended the strikes at the advanced Djinni and Mercator targets and delineated continuous mineralisation and alteration along the Badenou corridor between the two targets which are within trucking distance of the mine. The latest results highlight the prospectivity of the Badenou Trend, and of Côte d’Ivoire in general.

At the Fonondara target, an infill drilling programme to increase resolution in the high grade zones in the main target is under way, while 12 strong new targets have been generated along the 45 kilometre Fonondara structure. A similar target generation exercise has been completed at Mankono where new soil geochemistry results have also identified a 6.5km long +50ppb soil anomaly at Bafretou.

He said the government’s recent elevation of its mining portfolio to full ministry status was an encouraging sign of the growing importance it attaches to this industry. In partnership with the new Ministry of Mines and joint venture partner Newcrest, Randgold is leading a regional exploration initiative designed to enhance geological datasets over areas of interest in underexplored parts of the country. The joint venture will have first pick of any targets delivered by this process, with government retaining the rest to attract other investors.

“Randgold’s proposed merger with Barrick will bring what will be the world’s largest gold mining company to Côte d’Ivoire, which augurs well for the country and the industry,” he said.

RANDGOLD FLAGSHIP STEPPING UP PRODUCTION AS SUPER PIT TAKES SHAPE

Randgold’s Loulo-Gounkoto gold mining complex in Mali is stepping up production following the start of the pushback at Gounkoto’s new super pit with increased grades expected in the third and fourth quarter of the year.

Briefing local media recently, chief executive Mark Bristow said that, as guided, the complex’s production profile was weighted towards the back half of the year because of the big pushback’s impact in the first two quarters. It was now getting back to its normal run rate and there has been an increase in production in the third quarter.

Also at the briefing, Chiaka Berthe, GM operations for West Africa, said brownfields exploration on the orebody extensions was confirming the potential for the complex to keep replacing depleted reserves with ounces of the same quality.

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“Loulo-Gounkoto is one of the largest operations of its kind in the world and has been a pillar of the Malian economy since Loulo went into production in 2005. The latest exploration results show that its life is likely to extend beyond the current 10-year horizon,” he said.

Further afield, the greenfields exploration team continues to build out targets to the north and south of the Loulo-Gounkoto structures along a 70 kilometre strike in one of the world’s most prolific gold regions.

Elsewhere in Mali, Randgold has entered into discussions on a potential joint venture with the government to explore a regional area of interest to develop a detailed geological dataset. In terms of the proposal, Randgold will have first choice of identified prospects and the rest will be made available to the government to attract other investors. The process will offer some private holders of rights in the area the opportunity to become potential equity partners in new ventures.

Bristow said a mediation process was underway to reach an amicable settlement of the Randgold group companies’ tax and TVA issues with the government through a jointly appointed facilitator and third-party experts. “This again demonstrates that our constructive partnership approach is the best way to resolve occasional disagreements with our host governments,” he said.

During the quarter, another class graduated from the Loulo-Gounkoto agricultural college and a fresh student intake is planned for mid-November. The college was established as part of the mine’s community support programme to train commercial farmers.

At Randgold’s Morila operation meanwhile, the agribusiness project the mine is developing to provide a sustainable source of local economic activity after its closure, marked a major milestone when the government recognised it as an agripole. The project was officially launched on 8 October at an on-site ceremony attended by the prime minister and seven members of his cabinet.

RANDGOLD HAS THE ENERGY TO OPERATE ITS MINES

Driving power cost down is essential to delivery of Randgold’s business plans. Its integrated energy plans ensure that current and future energy needs can be met in the most cost effective, efficient and beneficial manner while also reducing our environmental impacts by investing in renewable energy as an integral component of the power strategy. Renewable power makes up 30 to 35% of our total power consumption.

“Randgold maximises use of available renewable energy sources. In most locations, accessing a national power grid is the optimal choice, but in the less developed and remote locations, we look to generate our own power from hydro, solar or thermal facilities,” says technical and projects executive John Steele.

“At Kibali, with its abundant water resources, we maximise the use of hydropower from three ‘run-of-river’ plants. The recent commissioning of the Azambi hydroelectric plant added 10MW of capacity to the microgrid, which already comprised 32MW of hydropower from the Nzoro 2 and Ambarau stations, with a further 36MW of top-up thermal power available from the mine’s diesel-fired high-speed generators.”

“The three hydro stations provide up to 42MW of power. This peak output is achieved in the rainy season (seven to eight months of the year) and output progressively falls to around 14MW in the shorter dry season, hence the need for a hybrid arrangement using the top-up thermal power as well. Nevertheless, the hydro has a dramatic impact on Kibali’s electricity costs reducing them to an average for the combined hydro-thermal blend of approximately US cents 10/kWh.”

The Kibali microgrid has further complexity in terms of its cyclical loads, arising from its winder cycle where the demand can vary by as much as 5MW over a 60 second cycle. To supply power to meet this variation, Kibali runs high-speed thermal generators, which can follow the rising and falling load demands with a ‘spinning reserve’, but this is expensive in terms of diesel consumption. Kibali is investigating battery storage for grid stabilisation to eliminate the thermal ‘spinning reserve’ and reduce this inefficient diesel consumption and its carbon footprint. The batteries should be capable of discharging and recharging over the 60 second cycles.

Tongon draws on a connection to Côte d’Ivoire’s national grid which is 50% hydro and 50% gas power sourced. A back-up thermal station of high-speed generators is available at the mine to cover the intermittent grid instability.

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At Loulo, the current thermal station consists of more efficient medium-speed heavy fuel oil generators with some high-speed generators to support the base load units. However, with the excellent solar irradiance levels in West Africa, the mine is seeking to incorporate a solar component in its microgrid. While solar power can rarely provide the sole energy solution it can be an important part of the overall power supply strategy. The feasibility for the mine’s solar Photo Voltaic supply is well advanced. As well as reducing cost, this will cut fuel consumption, further reducing the carbon footprint and presenting a sustainable power solution locally at the end of the Life of Mine. The integration of the solar power in combination with battery storage should allow Loulo to ensure a stable power supply from its microgrid during periods of cloud cover when the daily peak solar window is impacted. It has also recently invested in a further two medium-speed HFO fuelled generators replacing high-speed diesel units to improve power generation efficiency as part of Loulo’s fully integrated power solution.

Solar integration is also key to reducing thermal generation at the proposed Massawa mine. The thermal power solution is planned to rely on solar power and battery grid stabilisation to offset the fuel usage, making the best use of the daily six-hour window of solar energy contribution.

With rising power costs foremost in mind, Randgold is looking to move its operations down the power cost curve, while at the same time realising opportunities to utilise more environmentally friendly power generation and improve its carbon footprint.

Randgold now a constituent of the Dow Jones Sustainability Index

The Dow Jones Sustainability Index has announced that Randgold has been included in its strictly screened rating of top industry sustainability performers.

The Dow Jones Sustainability Indices (DJSI), launched in 1999, evaluate the sustainability performance of thousands of companies trading publicly and are a strategic partner of the S&P Dow Jones Indices. They are the longest-running global sustainability benchmarks worldwide and have become the key reference point in sustainability investing. In 2012, S&P Indices and Dow Jones Indices merged to form S&P Dow Jones Indices. The DJSI is now managed cooperatively by S&P Dow Jones Indices and RobecoSAM (Sustainable Asset Management).

Manjit Jus, Head of ESG Ratings, RobecoSAM, said: “I congratulate Randgold Resources on being included in the DJSI. Companies that compete for a coveted place in the DJSI challenge themselves to continuously improve their sustainability practices and we are pleased to see that the number of companies that commit to achieving measurable positive impacts continues to rise.”

Randgold has been a constituent of the FTSE4Good index for four consecutive years. It was rated this year by FTSE Russell to be among the five top ESG practioners and was given a score of 4.4 out of 5 in The FTSE4Good Index Series. This score puts Randgold above its industry average which was rated to be 3.

THE BUSINESS OF MINING

Turning employees into strategic thinkers

Since 2002, Randgold has enrolled an average of 17 employees per year in the University of Cape Town Graduate School of Business’s Management Development (MDP) and Executive Development (EDP) programmes, with 21 participating this year. UCT and other institutions also run on-site financial education programmes which have been specifically tailored to Randgold’s requirements at the mines.

This, says chief executive Mark Bristow, is to ensure that the group’s managers and executives have the commercial as well as the technical skills to run a large and complex organisation.

“Mining is a heavy industry but it is also a business. That is why we believe it is essential to equip our people with the best value-based leadership practices and latest strategies for developing and sustaining a competitive advantage. The fact that Randgold is one of the world’s most profitable gold mining company attests to the success of this approach,” he says.

“Ours is a long term business and while running it now we also have to build the Randgold leadership corps of the future. Our investment in further education, which also encompasses the Harvard and London Business Schools will secure its development.”

MORILA’S PIONEERING AGRIBUSINESS PROJECT GETS GOVERNMENT GO-AHEAD

The Morila gold mine’s ambitious agribusiness project, designed to replace mining with a sustainable economic activity in the local community after the operation’s closure in two years’ time, has been approved by the Malian government.

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In a ceremony at Morila on 8 October, attended among others by Mali Prime Minister M Soumeilou Boubeye Maïga and Minister of Mines & Petroleum Mme Lelenta Hawa Baba Ba, Randgold chief executive Mark Bristow said the project would support the government’s drive to reduce poverty by promoting the agricultural sector. He noted that 80% of Mali’s population relied on agriculture, which accounted for 45% of the country’s GDP and it was estimated that as much as 50% of agricultural produce was wasted by the lack of processing industries.

“Converting Morila’s infrastructure into a base for an agri-industrial zone will not only develop an alternative economy in this region but will also create a centre of excellence for agriculture in Mali,” Bristow said.

“This is a very complex and challenging project which has already brought together entrepreneurial experts in agriculture and will continue to do so. Through its project partner Songhai of Benin, Morila will work with these parties to attract businesses to Morila. It has been agreed to establish an NGO to be the main vehicle for this enterprise and work together with the local community, the regional council and the former workers’ association.”

Bristow said government should now make strategic investment and tax decisions to promote a stimulating business environment for the project, with a particular emphasis on improving the regional infrastructure to provide access to markets.

THE BILL CLINTON CONCERT

And other highlights of the social calendar

Randgold’s workers and communities enjoy a wide range of company-sponsored recreational activities designed to make their leisure time rewarding and promote interaction between villages.

There is a strong emphasis on sport, particularly soccer, with the mines hosting regular inter-district and regional tournaments. Forty-four schools competed in Kibali’s inter-school challenge, aimed at developing football talent, with the winning schools – Bateko Primary and Institut Langwa Secondary – receiving cash prizes for sport equipment and teaching materials. Marathons are also popular, with 23 teams competing in Morila’s annual River Run, which has been going since 2002.

National holidays as well as Fathers’ and Mothers’ days are celebrated at events featuring barbeques and traditional dances, and attended by community leaders. A ‘Top Etoile’ gala organised by the Loulo-Gounkoto women’s committee was covered on television in Mali.

The communities have rich and deep cultural traditions, in which music plays a big part. The Bill Clinton Concert*, hosted over two days in September at the Kibali community centre, drew an audience of some 3 000 people. Also popular was a performance by Pr Henri Papa, one of the Congo’s foremost gospel singers.

The intellectual development of the youth is on the spectrum as well, with Tongon hosting a ‘Budding Geniuses’ competition to mark the end of the school year.

Says chief executive Mark Bristow: “We care deeply for our people, not just at work but at home. Our extensive community development programmes provide them with properly planned infrastructures and villages, health and education facilities, and economic opportunities. But we also want them to have fun and to increase social cohesion, and that is what these leisure activities are designed to do.”

*	Bill Clinton is the stage name of a popular musician from Kinshasa who specialises in Congo Rumba music.

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INVESTOR AND MEDIA RELATIONS For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail: randgold@dpapr.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates, as well as statements relating to the expected effects of the proposed transaction (the “Merger”) of Randgold Resources Limited (‘Randgold’) with Barrick Gold Corporation (“Barrick”), and the timing and scope of the Merger. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the ability to consummate the Merger, the ability to obtain requisite court and shareholder approvals and the satisfaction of other conditions on the proposed terms and schedule, receipt of regulatory approvals, the ability of Barrick and Randgold to successfully integrate their respective operations and retain key employees, the potential impact of the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors, future market conditions, changes in general economic, business and political conditions, the behaviour of other market participants, the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate, weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations, the degree of competition in the geographic and business areas in which Barrick and Randgold operate and changes in laws or in supervisory expectations or requirements, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.

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